Exhibit 21.1

List of Significant Subsidiaries of the Parent Guarantor

Name of Company	Jurisdiction

BCP Acquisition GmbH & Co. KG	Germany
BCP Caylux Holdings Ltd. 1	Cayman Islands
BCP Caylux Holdings Luxembourg S.C.A	Luxembourg
BCP Crystal Acqusition GmbH & Co. KG	Germany
BCP Crystal (Cayman) Ltd. 1	Cayman Islands
BCP Crystal US Holdings Corp. (1)	Delaware
BCP Holdings GmbH	Germany
BCP Management GmbH	Germany
Celanese Acetate LLC	Delaware
Celanese AG	Germany
Celanese Americas Corporation	Delaware
Celanese Canada Inc.	Canada
Celanese Chemicals Europe GmbH	Germany
Celanese Holding GmbH	Germany
Clanese Ltd.	Texas
Celanese Signapore Pte. Ltd.	Singapore
CNA Holdings, Inc.	Delaware
Grupo Celanese SA	Mexico
Nutrinova Nutrition Specialities & Food Ingredients GmbH	Germany
Ticona GmbH	Germany
Ticona Polymers, Inc.	Delaware

(1) The issuer of the exchange notes.